

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

<u>Via E-mail</u>
John J. Lipinski
Chief Executive Officer
CVR Refining, LP
2277 Plaza Drive
Suite 500
Sugar Land, TX 77479

> **Re:** **CVR Refining, LP**
> **Registration Statement on Form S-1**
> **Filed October 1, 2012**
> **File No. 333-184200**

Dear Mr. Lipinski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1 Filed October 1, 2012</u>

<u>General</u>

1. With the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Also, be sure to file the omitted exhibits such as the legality and tax opinions and material contracts, including any relating to the credit facilities, and to supply the partnership agreement which is to be included as Annex A. We note for example that you omit the operating and financial statement amounts and forecast assumptions and considerations utilized in calculating the estimated available cash included within your cash distribution disclosure at pages 55-62. Lastly, please include updated disclosure, such as the status of the $500,000,000 note offering

you reference at page 75 and the amount of proceeds to be allocated to each use, and advise us regarding the status of your application to list on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

2.   Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

3.   You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

4.   Please provide us with supplemental support for each of the statistical claims included in your filing. For example, please provide to us a copy of each of the referenced third party reports. It will help expedite our review if you use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each prospectus claim may be found in the marked supplemental materials. For any such third party report that you have commissioned for use in connection with your registration statement, please obtain and file as an exhibit the third party's consent.

5.   We note that you have filed a confidential treatment request with regard to omitted portions of certain of your exhibits to your registration statement. We will issue in a separate letter any comments related to that request. You will not be in a position to request accelerated effectiveness for the registration statement until all outstanding issues, including the request, have been resolved.

Cover Page

6.   Include a new bullet point on the cover page to make clear that the board's discretionary authority to change your distribution policy (page 11) could put an end at any time to the quarterly cash distributions you describe. Disclose that this could result in no such distributions being paid, regardless of the amount of cash "available" for that purpose.

Prospectus Summary, page 1

Overview, page 1

7.   In order to provide context to the weighted average "complexity" score of your two refineries, briefly disclose the typical or desired range of this metric, and provide

necessary detail at an appropriate place in the prospectus, such as in the related "Business" section discussion.

8.   You refer to the feedstock price advantage you receive in your gathering area.   We note your citation of "transportation infrastructure limitations" as contributing to the price discount that your sourced crude receives compared to WTI. Revise to clarify how or whether the reversal and capacity expansion of the Seaway crude oil pipeline will impact your expectation that WTI will "continue to trade at a discount to Brent over the long term." Notwithstanding the disclosure included in your price volatility risk factor on page 23, such disclosure in your Overview section should serve as a counterweight to your feedstock price advantage discussion if appropriate.

9.   We note that your two largest customers accounted for approximately 15% and 12%, respectively, of your 2011 revenues. In accordance with Item 101(c)(1)(vii) of Regulation S-K, please disclose the names of these customers and their relationship to you or confirm to us that the loss of such customers would not have a material adverse effect on you or your results of operations. We note the related Risk Factor disclosure at page 36 in that regard.

Our Competitive Strengths, page 3

10.   We note that since 2005, you "have invested over $700 million to modernize [y]our Coffeyville refinery and to meet more stringent federal and state environmental, health and safety requirements." Considering your later clarification of your capital spending policy at page 100, tell us how much of this amount was for non-discretionary "maintenance" expenditures and how much was for "growth" expenditures.

Our Business Strategy, page 5

11.   We note management's stated goal of "maximizing total distributions," specifically its "policy to distribute an amount equal to the available cash [you] generate each quarter." Further, we note your assertion that you will "rely primarily upon external financing sources . . . to fund [y]our acquisitions and expansion capital expenditures." Given these partnership directives, explain further how you "intend to pursue organic growth projects at [y]our refineries" and also "maintain a conservative total debt level."

Our Cash Distribution Policy and Restrictions on Distributions, page 55

Unaudited Pro Forma Combined Available Cash, page 57

12.   You present pro forma information for the year ended December 31, 2011, and twelve months ended June 30, 2012. Please advise us whether you intend to provide updated disclosure in that regard and, if not, whether presenting a different period would have

yielded different results. If you calculated the information on a quarterly basis, please provide additional detail in that regard.

Forecasted Available Cash, page 59

13.   We note that you intend make quarterly distributions, but that you have provided projected information only for the twelve months ending September 30, 2013. It would seem that the timing and amount of expected available cash and the resultant distributions would be important considerations for investors. This information is typically presented in the form of projections prepared for periods that correspond to the periods in which distributions will be made. Insofar as you intend to make quarterly distributions, projections prepared on a quarterly basis would be appropriate. Please revise the tabular entries to make this presentation on a quarterly basis, or explain why you have not done so in these circumstances.

Management's Discussion and Analysis – Overview of our Business, page 72

14.   Please revise to identify the two "third-party pipelines" that supply your Wynnewood refinery, and file as exhibits any related material contracts.

Industry, page 107

Regional Market, page 108

15.   In order to aid reader understanding, please provide a map, or enhance the one on page 109, to depict the geographic area encompassing Group 3 of PADD II. As its pipeline crude oil affects your feedstock prices, also consider identifying the geographic area encompassing PADD III.

Business, page 112

Refining Process, page 119

16.   Please enlarge the font describing the refining units within the graphics on pages 119 and 121, as currently the text is not legible.

Management, page 133

Executive Officers and Directors, page 134

17.   In accordance with Item 401(e) of Regulation S-K and notwithstanding the disclosure already provided, please discuss the specific experience, qualifications, attributes, or skills that led you to conclude that Mr. Intrieri should serve as your director.

18.   Please identify the remaining directors not yet named, including those who will serve as the members of the conflicts committee referenced at page 157 and elsewhere, and provide all the required Item 401(e) information for each such director. For each such director, please also file the related consent.

Compensation Discussion and Analysis, page 138

19.   We note that you "will not directly employ any of the persons responsible for managing [y]our business," but that you will "reimburse CVR Energy for any allocated portion of the costs that CVR Energy incurs in providing compensation and benefits to such CVR Energy employees." To the extent that a material amount of the compensation to be paid to those employees at CVR Energy will be for services provided to the partnership, provide information about CVR Energy's compensation arrangements that complies with Item 402 of Regulation S-K, as appropriate.

Financial Statements

CVR Refining, LP

Note 2 – Pro Forma Statement of Operations Adjustments and Assumptions, page P-5

20.   Please tell us how you determined that the assumed rate of 6% for the new notes is factually supportable under Rule 11-02(b)(6) of Regulation S-X.

CVR Refining, LP Combined Financial Statements

Condensed Combined Statements of Operations, page F-5 and F-32

21.   Please tell us how you have considered providing pro forma net income per unit for all periods presented based upon historical net income and the number of common units that will be owned by CVR Refining Holdings, LLC prior to the initial public offering. As you have disclosed on page F-8, the contribution of entities by CRLLC to CVR Refining, LLC is a transfer of assets under common control. Please note that we typically require pro forma presentation for all periods for a reorganization of entities under common control when a registration statement includes financial statements that do not yet reflect the reorganization. Also refer to the guidance in SAB Topic 4:C which requires that certain changes in capital structure be given retroactive effect.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551- 4619, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. E. Ramey Layne